UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )


                                  Hollywood Media Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    436233100
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                                 (CUSIP Number)


	Clint Coghill
	Coghill Capital Management
	1 N Wacker Dr. Ste. #4350
	Chicago, IL 60606
	312-324-2000


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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               December 13, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

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CUSIP NO. 436233100                     13D                          PAGE 2 OF 8
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   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   CCM Master Qualified Fund, Ltd.*  98-0363044
          Coghill Capital Management, LLC.+*  36-4313801
          Clint D. Coghill+*
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[ ]
                                                                         (b)[x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CCM Master Qualified Fund, Ltd.* - Cayman Islands
 	   Coghill Capital Management, LLC.+* - Delaware, USA
          Clint D. Coghill+* - USA

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                                7    SOLE VOTING POWER
                                     0

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 3,368,992
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    0
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     3,368,992

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,368,992
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.6%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CCM Master Qualified Fund, Ltd.* - CO
   Coghill Capital Management, LLC.+* - IA
          Clint D. Coghill+* - IN

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CUSIP NO. 436233100                     13D                          PAGE 3 OF 8
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                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of Hollywood Media Corp. (the "Issuer"). The address of the Issuer's principal offices is:

2255 Glades Road
Suite 221A
Boca Raton, FL 33431
United States

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:  CCM Master
Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and
Clint D. Coghill+*.

          (b) The address of principal business office is:
1 N. Wacker Dr. Ste. #4350
Chicago, IL 60606

          (c) Coghill Capital Management LLC+*, is an SEC registered investment advisor.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding
 (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Coghill Capital Management, LLC is incorporated in Delaware, USA.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Working Capital of CCM Master Qualified Fund, Ltd.*

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CUSIP NO. 436233100                     13D                          PAGE 4 OF 8
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Item 4.   Purpose of Transaction.
          ----------------------

The Reporting Persons are engaged in discussions with management and representatives of the board of directors of the Issuer concerning various strategic alternatives, including a number of potential extraordinary transactions that could result in a change of control of the issuer, and intend to evaluate confidential information relating to the Issuer in connection therewith. For this purpose, the Reporting Persons and the Issuer have entered into a non-disclosure agreement (including certain related provisions). The Reporting Persons intend to continue these discussions and to closely evaluate the performance of the Issuer, including, but not limited to, the continued analysis and assessment of the Issuer's share price, business, assets, operations, financial condition, capital structure, management and prospects.

Depending upon the outcome of their discussions with the Issuer, the Reporting Persons will continue to evaluate and analyze the Issuer, and based upon such analysis and such other factors which the Reporting Persons may consider relevant, the Reporting Persons may or may not

(1) acquire additional securities of the Issuer, or dispose of securities of the Issuer which the Reporting Persons hold,

(2) seek to cause the Issuer to enter into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,

(3) seek to cause the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

(4) seek changes in the present board of directors or management of the Issuer, including proposals to change the number or term of directors,

(5) seek material changes in the present capitalization or dividend policy of the Issuer,

(6) seek other material changes in the Issuer's business or corporate structure,

(7) seek changes in the Issuer's Articles of Incorporation and By-laws or take other actions which may impede the acquisition of control of the Issuer by any person,

(8) seek to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(9) seek to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or

(10) take any action similar to any of those enumerated above, or any other action the Reporting Persons may determine to be in their interest.

Although the Reporting Persons continue to have discussions with representatives of the Issuer regarding its business prospects and strategy and various strategic alternatives, the Reporting Persons have no definitive plans or proposals related to the items described in (1) through (10) above, and have not elected to pursue any particular course of action.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) CCM Master Qualified Fund, Ltd*, Coghill Capital Management,
LLC+*, and Clint D. Coghill+* have beneficial ownership of 3,368,992 shares (10.6%).

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CUSIP NO. 436233100                     13D                          PAGE 5 OF 8
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          (b) Number of Shares as to which CCM Master Qualified
Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D.
Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                      0 shares of Common Stock.

               (ii)   shared power to vote or to direct the vote:

                      3,368,992 shares of Common Stock (10.6%).

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the disposition:

                      3,368,992 shares of Common Stock (10.6%).

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CUSIP NO. 436233100                     13D                          PAGE 6 OF 8
-------------------                                                  -----------

          (c) Transaction occurring during the past sixty days:

	11/30/07: Purchase in the Open-Market of 5,100 shares of Common Stock at $2.71

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

In addition to the Shares beneficially held by the Reporting Persons, between April 15, 2005 and August 22, 2007, the CCM Master Qualified Fund, Ltd. (the "Master Fund") entered into certain total return equity swap agreements (the "Swaps") with securities brokers relating to 3,204,233 shares in the aggregate (the "Reference Shares"). Under the terms of these Swaps (i) the Master Fund will be obligated to pay to the broker any capital depreciation of the Reference Shares as of maturity, plus interest, and (ii) the broker will be obligated to pay to the Master Fund any capital appreciation of the Reference Shares as of maturity. Any dividends received by the broker on the Reference
Shares during the term of the Swaps will be paid to the Master Fund.
All balances will be cash settled at maturity and there will be no transfer of voting or dispositive power over the Reference Shares.

As noted in Item 4 above, the Reporting Persons and the Issuer have executed a non-disclosure agreement dated December 13, 2007 that contains certain provisions relating to the acquisition and voting of Common Shares.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Explanation of Responses:
* The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held

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CUSIP NO. 436233100                     13D                          PAGE 7 OF 8
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 17, 2007


/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
----------------------------
Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
----------------------------
CCM Qualified Master Fund, Ltd.*

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CUSIP NO. 436233100                     13D                          PAGE 8 OF 8
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